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                          February 22, 2023

       Brandon C. Lorey
       President and Chief Executive Officer
       Eagle Financial Services, Inc.
       2 East Main Street
       P.O. Box 391
       Berryville, Virginia 22611

                                                        Re: Eagle Financial
Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 15,
2023
                                                            File No. 333-269804

       Dear Brandon C. Lorey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Gregory M. Sobczak,
Esq.